GAMBRO®

[redacted]

04035916

SUPPL

SEC MAIL PROCESSING RECEIVED JUL 29 2004 WASH. D.C.

Office of International Corporate Financ
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Stockholm, July 22, 2004

**Gambro AB**

**Rule 12g3-2(b) File No. 82-34731**

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Gambro AB (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Gambro AB

Pia Irell
Vice President, Investor Relations
Phone + 46 8-613 65 91
Fax +46 8 613 65 78

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

*Encl.:*
***Press Release July 8, 2004 Positive results from clinical trial of platelets treated with Gambro's Mirasol Pathogen Reduction Technology***
***Press Release July 21, 2004 Gambro Healthcare US reaches preliminary understanding with US Department of Justice***
***Press Release July 21, 2004 Six month report January-June 2004***

*Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 54,850 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2003 revenues of SEK 26.1 billion (USD 3.2 billion), has about 21,200 employees in some 40 countries*

**Gambro AB**
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, P O Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
Email info@gambro.com
www.gambro.com

GAMBRO®

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Stockholm, July 22, 2004

## Gambro AB

**Rule 12g3-2(b) File No. 82-34731**

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Gambro AB (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Gambro AB

Pia Irell
Vice President, Investor Relations
Phone + 46 8-613 65 91
Fax +46 8 613 65 78

*Encl.:*
***Press Release July 8, 2004 Positive results from clinical trial of platelets treated with Gambro's Mirasol Pathogen Reduction Technology***
***Press Release July 21, 2004 Gambro Healthcare US reaches preliminary understanding with US Department of Justice***
***Press Release July 21, 2004 Six month report January-June 2004***



**Gambro AB**
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, P O Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
Email info@gambro.com
www.gambro.com

File No 82-34731

GAMBRO®

**PRESS RELEASE**
July 8, 2004

# Positive results from clinical trial of platelets treated with Gambro's Mirasol™ Pathogen Reduction Technology

**Gambro's wholly owned subsidiary, Navigant Biotechnologies, Inc.™, announces positive results of a clinical trial demonstrating the recovery and survival of platelets treated with its Mirasol Pathogen Reduction Technology (PRT) for removal of blood borne pathogens. The trial demonstrates acceptable platelet cell quality when treated with Mirasol PRT. The recovery data, after the Mirasol PRT process was applied, is the highest published by any platelet pathogen reduction technology currently in development or on the market.**

Targeting the improved safety of transfusion medicine, the Mirasol PRT process uses riboflavin (also known as vitamin B2) and light to reduce the level of pathogens found in donated blood components, including platelets.

For the trial, healthy volunteers provided platelets, which were treated with the Mirasol PRT process. The platelets were radiolabeled for tracing purposes and re-infused in the same subjects and monitored for recovery and survival following transfusion. The trial compared recovery (the percentage of transfused platelets circulating following transfusion) and survival (the length of time the transfused platelets circulate in the recipient's bloodstream following transfusion) of both treated and untreated platelets. Results compared favorably to the data from published reports of clinically acceptable untreated platelet products. No adverse events related to the Mirasol process were observed.

Recovery is a critical measure because thrombocytopenic patients – those with unacceptably low platelet counts – need transfusions to increase their platelet counts, at least temporarily, to normal levels.

"Navigant Biotechnologies is developing a safe, effective pathogen reduction technology. The results of this trial surpassed our expectations, verifying that our research and development have been on the right path," said Teresa W. Ayers, President and Chief Executive Officer of Navigant Biotechnologies. "The successful completion of this trial is a critical milestone toward the commercial launch of Mirasol PRT. We are preparing for more extensive full-unit dosage trials in Europe in 2005."

Dr. Ray Goodrich, Chief Science Officer for Navigant, further elaborated, "Acceptable recovery levels are absolutely essential for patients needing platelet transfusions. Our goal is to create and implement technology that improves the safety of transfusions without negatively impacting their effectiveness."

*Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 55,100 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2003 revenues of SEK 26.1 billion (USD 3.2 billion), has about 21,200 employees in some 40 countries.*

**Gambro AB**
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

GAMBRO

**PRESS RELEASE**
July 8, 2004

**For further information, please contact:**

Teresa Ayers, President and CEO, Navigant Biotechnologies, Inc.
tel. +1 303 232 68 00, teresa.ayers@navigantbiotech.com

David Perez, President Gambro BCT, Inc.
tel. +1 303 232 6800

Karin Avasalu, Vice President, Corporate Communications, Gambro AB,
tel +46 8 613 65 99, +46 70 513 65 99

Pia Irell, Vice President, Investor Relations, Corporate Finance, Gambro AB
tel. +46 8 613 65 91, +46 70 513 65 91

Kevin Smith, President Gambro, Inc., Investor Relations US
tel. +1-303 231 4750

Peter Cheesbrough, Vice President and CFO, Navigant Biotechnologies, Inc.
tel +1.303.542.5002, peter.cheesbrough@navigantbiotech.com

GAMBRO.

**PRESS RELEASE**
July 8, 2004

## BACKGROUND INFORMATION

### About the Mirasol PRT Process

Navigant Biotechnologies' Mirasol PRT process applies riboflavin and light to reduce the pathogen load in blood products, rendering the affected pathogens inactive. Mirasol's use of riboflavin and light is the first technology to show indications of working in all three major blood components: platelets, plasma, and red blood cells. The Mirasol PRT process has the potential to offer several benefits:

Safe – Riboflavin (vitamin B2) used in the Mirasol system is exactly the same as that ingested in normal diets to preserve good health.
Simple – the process does not require removal of residual riboflavin or photoproducts.
Effective – the company has completed in vitro studies demonstrating the effectiveness of the Mirasol PRT process on a broad range of viruses, bacteria and parasites in all three blood components.
Cost-effective – because it is an inherently simple process, overhead costs are minimized.

The company completed work with the Centers for Disease Control (CDC) in Ft. Collins, Colorado, demonstrating effective inactivation of West Nile Virus in all three blood components using Mirasol PRT. Navigant's research scientists also believe the technology could have significant implications in adjacent fields such as cell therapies and the plasma fractionation industry.

### About Navigant Biotechnologies, Inc.

Navigant Biotechnologies started as a research and development project within Gambro subsidiary, Gambro BCT, one of the world's leading providers of blood collection technology. The market for effective pathogen reduction technology includes all blood components and also extends well beyond blood, and the desire to capitalize on this market potential prompted the decision to establish Navigant Biotechnologies as a separate corporate entity. Navigant will continue its partnership with Gambro BCT into the future with Gambro BCT distributing the platelet product worldwide

Navigant Biotechnologies, Inc. is developing Pathogen Reduction Technology (PRT) to improve the safety of transfused blood and has demonstrated the effectiveness of its Mirasol PRT process in reducing pathogens in all three blood components. The company is currently focused on delivering its Mirasol PRT process for platelets to the European market while also progressing its process for red cells with the support of a grant received from the U.S. Department of Defense.

For further information on Navigant Biotechnologies, please visit www.navigantbiotech.com

GAMBRO®

**PRESS RELEASE**
July 21, 2004

## Gambro Healthcare US reaches preliminary understanding with U.S. Department of Justice

**Gambro's subsidiary, Gambro Healthcare US, has reached a preliminary understanding with the U.S. Department of Justice and other agencies of the U.S. government to resolve matters raised as a consequence of the subpoena received in June 2001. Gambro will make a provision of MSEK 2,672 (MUSD 355) in the second quarter 2004 to provide for the settlement. The government's investigation focused on compliance issues relating to documentation when submitting claims for services and relationships with pharmaceutical companies and physicians. Quality of care has never been an issue.**

The preliminary understanding is subject to negotiation and execution of definitive settlement documents and confirmatory court approval. The Department of Justice has reviewed information dating back to 1991. Pursuant to the preliminary understanding, Gambro Healthcare US, without admitting liability, would make a payment of MSEK 2,333 (MUSD 310) to resolve the civil claims raised by the government. In addition, as one part of the settlement, Gambro Healthcare US would deposit MSEK 113 (MUSD 15) into an escrow account to provide for claims any states may make under Medicaid programs.

The settlement, if successfully completed, would close the investigation into whether Gambro Healthcare US and its affiliates fully complied with applicable Medicare regulations when submitting claims for their services, and whether their arrangements with pharmaceutical companies, and physicians fully complied with applicable laws. As part of the settlement, Gambro Healthcare US would enter into a Corporate Integrity Agreement.

In the final settlement agreement Gambro Supply Corporation would make a payment of MSEK 188 (MUSD 25) and plead guilty to a single felony criminal charge that its predecessor, REN Supply Corporation, made false statements to the Medicare program in 1993 and 1996 regarding REN Supply's status as a wholly owned subsidiary of REN USA, Inc. for the purpose of circumventing certain federal prohibitions applicable to dialysis supply companies. Gambro Supply Corporation, which ceased operations effective Dec. 31, 2002, would be excluded from participation in any federal government health care programs. None of Gambro's existing operating units are to be excluded from participation in any federal health care programs. Gambro Healthcare US will continue to offer services in all dialysis modalities.

*Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 55,200 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2003 revenues of SEK 26.1 billion (USD 3.2 billion), has about 21,200 employees in some 40 countries.*

**Gambro AB**
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

"We are pleased that we have been able to reach this preliminary understanding with the U.S. Government. It is important to remember that the government is not questioning the quality of care we give to patients," said Larry Buckelew, President and CEO of Gambro Healthcare US "Gambro recognizes the vital role that regulatory compliance plays in its field. That is why Gambro Healthcare in the U.S. embarked on a process improvement program in this area even before we were notified of the government's investigation in June 2001 and is committed to increasing the level of compliance awareness for all our employees."

Sören Mellstig, President and CEO of Gambro, said: "Since the beginning of this investigation, we have stated all along that the final outcome of this matter may involve material monetary penalties and other remedies. It is a relief that the financial exposure associated with this investigation is now known and quantifiable."

Gambro estimates the provision described above of MSEK 2,672 (MUSD 355) will have an impact on 2004 net income of approximately MSEK 2,181. The impact on earnings per share will be SEK –6.33. The settlement is expected to be paid in the fourth quarter of 2004. Cash flow effects related to paid tax are expected from 2004.

**PRESS MEETING (audiocast live at www.gambro.se)**
Sören Mellstig, President and CEO will host a press meeting today at 11:00 (CET) to present the Six month report January-June 2004 and to discuss the preliminary understanding with the U.S. Department of Justice. The presentation will take place in "Olympia" at Salén Konferens & Matsalar, Norrlandsgatan 15, Stockholm. The meeting will be audiocasted live on Gambro's Swedish website www.gambro.se.

**ANALYST AND INVESTOR PRESENTATION**
Sören Mellstig, President and CEO and Lars Granlöf, Senior Vice President and CFO will host an analyst and investor meeting to present the Six month report January-June 2004 and to discuss the preliminary understanding with the U.S. Department of Justice today at 13:00 (CET). The presentation will take place in "Olympia" at Salén Konferens & Matsalar, Norrlandsgatan 15, Stockholm.The press is welcome to participate at the analyst meeting as well.

**CONFERENCE CALL (audiocast live at www.gambro.com)**
The company will also host a conference call and audiocast today, July 21 at 16:00 (CET). +44 (0)20 7162 0188 (if calling from Europe), +1 334 323 6203 (if calling from the U.S.). Regarding the audiocast, please find all related information on Gambro's web site: www.gambro.com.

GAMBRO®

**PRESS RELEASE**
July 21, 2004

**FOR FURTHER INFORMATION PLEASE CONTACT**

Outside the US
Karin Avasalu, VP, Corporate Communications, tel. +46 8 613 65 00, +46 70 513 65 99
Pia Irell, VP, Investor Relations, tel. +46 8 613 65 91, +46 70 513 65 91

US Only
Ed Egger, Director, Communications, Gambro Inc., US, tel +1 303-231-4639
Kevin Smith, President, Gambro Inc., Investor Relations US, tel. +1 303 231 4750
Larry Buckelew, President & CEO, Gambro Healthcare US, tel +1 303 231 4455

GAMBRO®

File No 82-34731

**REPORT**
July 21, 2004

# Six month report January-June 2004

- **Revenues up 8% currency adjusted**
- **EBITDA margin, excluding nonrecurring items, at 17.2% (16.9%)**
- **Earnings before tax margin, excluding nonrecurring items, at 6.7% (6.6%)**
- **Operating cash flow at MSEK 980 (582)**
- **Earnings per share, excluding nonrecurring items, at SEK 1.03 (0.98)**
- **Outlook revised for Gambro BCT:** 11-14% revenue growth expected for 2004, up from 8%, due to extraordinarily good performance in the first six months of 2004.
- **Gambro Healthcare US reaches preliminary understanding with the U.S. Department of Justice.** Gambro made a provision of MSEK 2,672 (MUSD 355) (after tax MSEK 2,181) to provide for the settlement.

| MSEK<br>Excl. nonrecurring items* | Q2<br>2004 | 2003 | Nominal | Currency<br>adjusted | January-June<br>2004 | 2003 | Nominal | Currency<br>adjusted |
|---|---|---|---|---|---|---|---|---|
| Revenues | 6,713 | 6,527 | +3% | +7% | 13,078 | 13,036 | 0% | +8% |
| EBITDA | 1,217 | 1,100 | +11% | +15% | 2,254 | 2,206 | +2% | +9% |
| EBITDA margin | 18.1% | 16.9% | | | 17.2% | 16.9% | | |
| EBIT | 544 | 442 | +23% | +27% | 918 | 862 | +6% | +13% |
| EBT | 546 | 493 | +11% | | 872 | 856 | +2% | |
| EBT, incl. nonrec. items | -2,126 | 493 | | | -1,800 | 856 | | |
| Net income | 265 | 199 | +33% | | 353 | 337 | +5% | |
| Net income, incl. nonrec. items | -1,916 | 199 | | | -1,828 | 337 | | |
| Earnings per share, SEK | 0.77 | 0.58 | +33% | | 1.03 | 0.98 | +5% | |
| Earnings per share, incl. nonrec. items, SEK | -5.56 | 0.58 | | | -5.30 | 0.98 | | |
| Earnings per share, excl. goodwill amortization, SEK | 1.40 | 1.21 | +16% | | 2.25 | 2.32 | -3% | |
| Operating cash flow | 880 | 301 | +192% | | 980 | 582 | +68% | |

* Excl. a charge to provide for a settlement with the U.S. Department of Justice. Pre-tax MSEK 2,672, after tax MSEK 2,181

## Second quarter highlights:

- **Revenues** for the Group increased by 7%, currency adjusted. Gambro BCT reached 19% currency adjusted growth, including 3%-points growth due to the inclusion of Ivex (acquired during the quarter). Revenues for Gambro Healthcare were up 9% currency adjusted, including USD 286 in revenue per treatment in the U.S. (2003 Q2: 261). Gambro Renal Products revenues increased 2% currency adjusted.
- **EBITDA margin** excluding nonrecurring items for the group at 18.1% (16.9%). The margin includes improvements in all business areas. Gambro Healthcare at 16.8% (15.5%), Gambro BCT at 29.6% (25.2%) and Gambro Renal Products at 19.9% (18.8%).
- **Net debt** was reduced by MSEK 208 from the first quarter 2004. Net debt June 30, 2004 at MSEK 5,579 (MSEK 7,632).

*"We experienced an encouraging quarter and first half of the year with solid revenue growth and strong underlying earnings. It is a relief that the financial exposure associated with this U.S. investigation is now known and quantifiable", said Sören Mellstig, Gambro President and CEO.*

*Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 55,200 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2003 revenues of SEK 26.1 billion (USD 3.2 billion), has about 21,200 employees in some 40 countries.*

**Gambro AB**
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, P O Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
Email info@gambro.com
www.gambro.com

GAMBRO®

July 21, 2004

## Key data

| MSEK<br>Excl. nonrecurring items | Q2<br>2004 | <br>2003 | Jan-June<br>2004 | <br>2003 | July 2003-<br>June 2004 | Full year<br>2003 |
|---|---|---|---|---|---|---|
| Revenues | 6,713 | 6,527 | 13,078 | 13,036 | 26,175 | 26,133 |
| EBITDA | 1,217 | 1,100 | 2,254 | 2,206 | 4,382 | 4,334 |
| EBITDA incl. nonrecurring items | -1,455 | 1,100 | -418 | 2,206 | 1,710 | 4,334 |
| *EBITDA margin* | *18.1%* | *16.9%* | *17.2%* | *16.9%* | *16.7%* | *16.6%* |
| Operating earnings (EBIT) | 544 | 442 | 918 | 862 | 1,637 | 1,581 |
| Operating earnings (EBIT) incl. nonrecurring items | -2,128 | 442 | -1,754 | 862 | -1,035 | 1,581 |
| *EBIT margin* | *8.1%* | *6.8%* | *7.0%* | *6.6%* | *6.3%* | *6.0%* |
| Earnings before tax (EBT) | 546 | 493 | 872 | 856 | 1,546 | 1,530 |
| Earnings per share (EPS), SEK | 0.77 | 0.58 | 1.03 | 0.98 | 1.57 | 1.53 |
| Earnings per share (EPS), incl. nonrecurring items SEK | -5.56 | 0.58 | -5.30 | 0.98 | -2.16 | 4.13 |
| Operating cash flow [1)] | 880 | 301 | 980 | 582 | 2,152 | 1,754 |
| Net debt | 5,579 | 7,632 | 5,579 | 7,632 | 5,579 | 5,801 |

1) Cash flow before acquisitions, divestitures and taxes

## Revenues by market

| MSEK | Q2<br>2004 | <br>2003 | <br>Nominal | Currency<br>adjusted | Jan-June<br>2004 | <br>2003 | <br>Nominal | Currency<br>adjusted | Full year<br>2003 |
|---|---|---|---|---|---|---|---|---|---|
| Europe, Africa and Middle East | 2,083 | 2,041 | 2% | 2% | 4,081 | 3,963 | *3%* | *3%* | 7,852 |
| United States | 4,101 | 3,980 | 3% | 10% | 7,969 | 8,082 | *-1%* | *10%* | 16,218 |
| Asia, rest of the world | 529 | 506 | 5% | 7% | 1,028 | 991 | *4%* | *8%* | 2,063 |
| Total | 6,713 | 6,527 | 3% | 7% | 13,078 | 13,036 | *0%* | *8%* | 26,133 |

**SECOND QUARTER 2004** (* =currency adjusted)

**Revenues** for the quarter showed a growth of 7%*. Revenue development was strong in the U.S. +10%*, driven by the favorable development for Gambro Healthcare and Gambro BCT. Europe, Africa and Middle East posted a growth of 2%*, including a drop in the Middle East. Revenues in Asia and the rest of the world posted a growth of 7%*.

**EBITDA margin** (Earnings before interest, taxes, depreciation and amortization) for the Group reached 18.1% (16.9%), (-21.7% incl. nonrecurring items). The Group margin includes significantly higher margins for all three business areas. The margin improvement is a reflection of improvements in the underlying businesses.

**EBIT** (Earnings before interest and taxes) for the Group was increased by 23% (+27%*) to MSEK 544 (442) (MSEK –2,128 incl. nonrecurring items). The EBIT margin reached 8.1% (6.8%), (-31.7% incl. nonrecurring items).

The **financial net** amounted to MSEK +2 (+51). MSEK 54 in accrued interest income from MacGREGOR (from 1998 until June 2004), previously not recognized, was recorded in the quarter (see note 36 in Gambro Annual Report 2003). The financial net for the second quarter last year was positively affected by about MSEK 80 from transactions to lock-in long-term interest rate differentials.

**Earnings before tax (EBT)** was higher in the quarter at MSEK 546 (493), (MSEK -2,126 incl. nonrecurring items). The EBT margin reached 8.1% (7.6%), (-31.7% incl. nonrecurring items).

**Net income** for the quarter reached MSEK 265 (199), (MSEK -1,916 incl. nonrecurring items).

## Financial position

| MSEK | Q2 2004 | Q2 2003 | January-June 2004 | January-June 2003 | Full year 2003 |
|---|---|---|---|---|---|
| Net debt[1], closing balance | 5,579 | 7,632 | 5,579 | 7,632 | 5,801 |
| Financial net | +2 | +51 | -46 | -6 | -51 |
| of which interest net | +8 | -39 | -38 | -103 | -212 |
| Average interest rate | 3.2%[2] | 3.5%[2] | 3.2%[2] | 3.4%[2] | 3.8%[2] |

1) Interest bearing provisions and liabilities, pension provisions included, less interest bearing receivables, including plan assets and liquid funds.

2) Excluding one-off items.

A capital gain of MSEK 90 related to a divestiture of Gambro's remaining shares in Thoratec was recorded in the second quarter. The gain was offset by a provision for a guarantee issued for a loan from a bank to a developer/operator of dialysis clinics, due to a lower than anticipated financial performance of the clinics, resulting in a default by the developer/ operator in the payment of interest and principal to the lending bank (see note 33 in Gambro Annual Report 2003).

**Net debt** was reduced by MSEK 2,053 compared to end of June 2003, including a reduction by MSEK 208 from the first quarter of 2004. The reduction in the second quarter 2004 was positively affected by MSEK 83 in currency effects and negatively by the dividend of MSEK 379.

In June Gambro signed a USD 750 million multi-currency revolving credit facility with a term of five years. The facility refinanced Gambro's former USD 1 billion revolving credit facility, and will be used as commercial paper back-up and for general corporate purposes.

## Operating cash flow

| MSEK<br>Excl. nonrecurring items | Q2 2004 | Q2 2003 | January-June 2004 | January-June 2003 | Full year 2003 |
|---|---|---|---|---|---|
| Earnings before taxes, excl. associated companies | 546 | 494 | 872 | 857 | 1,526 |
| Depreciation and amortization | 673 | 658 | 1,336 | 1,344 | 2,753 |
| Change in operating working capital[1] | 74 | -321 | -478 | -641 | -266 |
| Capital expenditure, net | -413 | -530 | -750 | -978 | -2,259 |
| **Operating cash flow** | **880** | **301** | **980** | **582** | **1,754** |
| Of which currency effects in operating cash flow | 105 | 161 | -149 | 232 | 633 |

1) Includes inventories, trade receivables, trade payables and other current receivables and liabilities.

The Gambro group experienced a positive and improved **operating cash flow**. The improved cash flow is due to a lower capital expenditure level, compared to last year. For the full year Gambro's capital expenditure is expected to be just below MSEK 2,000. The improvement is also related to an improvement in operating working capital. Excluding currency effects in both periods the operating cash flow reached MSEK 775 the second quarter of 2004, compared to MSEK 140 last year.

## COMPANY OBJECTIVES FOR 2004

Gambro reconfirms the overall objectives for the Group for 2004: The company is expecting a currency adjusted revenue growth in the range of 6-8% and a growth in earnings, excluding the charge recorded in the second quarter to provide for a settlement with the U.S. Department of Justice of MSEK 2,672 (pre-tax), and operating cash flow in excess of revenue growth. **Gambro Healthcare's** objective is to reach a revenue growth in the range of 6-8%, with operating earnings growing at a slightly higher rate than revenues. **Gambro Renal Products**' objective is to achieve a revenue growth in the range of 3-5%. Operating earnings will be negatively impacted by the ongoing improvement program short-term, while the benefits of the program will come late in 2004 and thereafter. Based on the performance in the first half of 2004, **Gambro BCT** projects a revenue growth in the range of 11-14% (currency adjusted and incl. the acquisition of Ivex) for the full year 2004, while maintaining strong profit performance. The outlook announced in the beginning of the year stated a revenue growth of about 8%.

## GAMBRO HEALTHCARE

| MSEK | Q2 2004 | Q2 2003 | Nominal | Currency adjusted | Jan-June 2004 | Jan-June 2003 | Nominal | Currency adjusted |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | 3,982 | 3,869 1) | +3% | +9% | 7,729 | 7,811 2) | -1% | +9% |
| U.S. | 3,574 | 3,487 1) | +2% | +9% | 6,925 | 7,063 2) | -2% | +9% |
| Rest of the world | 408 | 382 | +7% | +8% | 804 | 748 | +7% | +9% |
| **EBITDA** | 670 | 600 1) | +12% | +18% | 1,267 | 1,211 2) | +5% | +15% |
| **EBITDA margin** | 16.8% | 15.5% | | | 16.4% | 15.5% | | |
| **EBIT** | 300 | 223 1) | +35% | +42% | 532 | 441 2) | +21% | +33% |
| **EBIT margin** | 7.5% | 5.8% | | | 6.9% | 5.6% | | |

1) Including reversal of MSEK 21 in accounts receivable reserves and MSEK 5 in laboratory revenues from previous periods.

2) Including reversal of MSEK 42 in accounts receivable reserves and MSEK 25 in laboratory revenues from previous periods.

| | June 30 2004 | June 30 2003 | June 30, 2004 vs. June 30, 2003 | June 30, 2004 vs. March 31, 2004 |
|---|---|---|---|---|
| **Total number of clinics** | **706** | **708** | **-2** | **-2** |
| U.S. | 566 | 563 | +3 | 0 1) |
| Rest of the world | 140 | 145 | -5 | -2 2) |
| **Total number of patients** | **55,200** | **54,770** | **+430** | **+100** |
| U.S. | 43,400 | 43,470 | -70 | -100 |
| Rest of the world | 11,800 | 11,300 | +500 | +200 |

1) During the second quarter 3 new clinics were opened, 2 clinics were closed and 1 clinic was sold.
2) During the second quarter 1 clinic was closed and 1 clinic was sold.

| | 2004 Q4 | 2004 Q3 | 2004 Q2 | 2004 Q1 | 2003 Q4 | 2003 Q3 | 2003 Q2 | 2003 Q1 |
|---|---|---|---|---|---|---|---|---|
| **Total number of treatments** in consolidated clinics ('000) | | | **2,011** | **1,995** | **2,028** | **2,014** | **1,985** | **1,905** |
| U.S. | | | 1,646 | 1,638 | 1,667 | 1,661 | 1,641 | 1,594 |
| Rest of the world | | | 365 | 357 | 361 | 353 | 344 | 311 |
| Number of dialysis days | 79 | 79 | 78 | 78 | 79 | 79 | 78 | 77 |
| **Revenue per treatment, U.S. (USD)** | | | **286** | **278** | **268 1)** | **269 2)** | **261 2)** | **261 2)** |
| of which is lab services | | | 10 | 11 | 11 | 12 | 10 | 11 |

1) Excluding reversal of MSEK 53 in accounts receivable reserves
2) Excluding reversal of MSEK 21 in accounts receivable reserves in each quarter Q1, Q2, and Q3 2003

**Revenues** showed a growth of 9% currency adjusted, +3% in nominal terms, including good growth for Gambro Healthcare in the U.S. as well as for the clinic business in the rest of the world.

**Operating earnings margin** (EBITDA) was higher at 16.8% compared to 15.5% in the second quarter of 2003. The improved margin was driven primarily by the higher revenue per treatment, and cost cautiousness.

### Gambro Healthcare US second quarter 2004

**Revenue** per treatment in the U.S. was USD 286, a USD 25 increase from the second quarter of 2003. The strong performance is mainly due to increases in pharmacy items administered in connection with the continuing patient care initiatives, increased focus on non-government payer contracts and a selective growth strategy that continues to bring discipline regarding portfolio management and improved margins.

Gambro Healthcare US experienced non-acquired treatment growth of 2% for the quarter (see Definitions page 18).

Labor cost per treatment in the second quarter 2004 was less than 3% above last year's second quarter. Various initiatives focused on clinic productivity and cost management help to mitigate the effects of inflationary pressures and the competitive labor market.

Subpoena

Gambro Healthcare US, has reached a preliminary understanding with the U.S. Department of Justice and other agencies of the U.S. government to resolve matters raised as a consequence of the subpoena received in June 2001. Gambro has made a provision of MSEK 2,672 (MUSD 355) in the second quarter 2004 to provide for the settlement. The government's investigation focused on compliance issues relating to documentation when submitting claims for services and relationships with pharmaceutical companies and physicians. Quality of care has never been an issue.

The preliminary understanding is subject to negotiation and execution of definitive settlement documents and confirmatory court approval. The Department of Justice has reviewed information dating back to 1991. Pursuant to the preliminary understanding, Gambro Healthcare US, without admitting liability, would make a payment of MSEK 2,333 (MUSD 310) to resolve the civil claims raised by the government. In addition, as one part of the settlement, Gambro Healthcare US would deposit MSEK 113 (MUSD 15) into an escrow account to provide for claims any states may make under Medicaid programs.

The settlement, if successfully completed, would close the investigation into whether Gambro Healthcare US and its affiliates fully complied with applicable Medicare regulations when submitting claims for their services, and whether their arrangements with pharmaceutical companies, and physicians fully complied with applicable laws. As part of the settlement, Gambro Healthcare US would enter into a Corporate Integrity Agreement.

In the final settlement agreement Gambro Supply Corporation would make a payment of MSEK 188 (MUSD 25) and plead guilty to a single felony criminal charge that its predecessor, REN Supply Corporation, made false statements to the Medicare program in 1993 and 1996 regarding REN Supply's status as a wholly owned subsidiary of REN USA, Inc. for the purpose of circumventing certain federal prohibitions applicable to dialysis supply companies. Gambro Supply Corporation, which ceased operations effective Dec. 31, 2002, would be excluded from participation in any federal government health care programs. None of Gambro's existing operating units are to be excluded from participation in any federal health care programs. Gambro Healthcare US will continue to offer services in all dialysis modalities.

Gambro estimates the provision described above of MSEK 2,672 (MUSD 355) will have an impact on 2004 net income of approximately MSEK 2,181. The impact on earnings per share will be SEK –6.33. The settlement is expected to be paid in the fourth quarter of 2004. Cash flow effects related to paid tax are expected from 2004.

MSEK 12 (18) in legal fees and other costs of collecting the information requested in the subpoena were recorded in the second quarter 2004 in "Other", (January-June MSEK 28). The legal fees for 2004 are expected to be in the same range of the 2003 level (January-December 2003 MSEK 56), but could vary.

GAMBRO.

July 21, 2004

### Gambro Healthcare International (non-U.S.) second quarter 2004

Gambro Healthcare International experienced a good organic revenue growth, including a non-acquired treatment growth of 5% for the second quarter 2004 and a favorable earnings trend. The business segment has recognized reimbursement increases in some markets, like Spain, France and Uruguay.

## GAMBRO RENAL PRODUCTS

| | Q2 | | | Currency | Jan-June | | | Currency |
|---|---|---|---|---|---|---|---|---|
| MSEK | 2004 | 2003 | Nominal | adjusted | 2004 | 2003 | Nominal | adjusted |
| **Revenues** | 2,538 | 2,536 | *0%* | *+2%* | 4,986 | 4,971 | *0%* | *+3%* |
| **- of which is intra-group** | 314 | 318 | *-1%* | *+4%* | 601 | 635 | *-5%* | *+3%* |
| **EBITDA** | 505 | 475 | *+6%* | *+6%* | 869[1)] | 940 | *-8%* | *-7%* |
| **EBITDA margin** | 19.9% | 18.8% | | | 17.4%[1)] | 18.9% | | |
| **EBIT** | 255 | 244 | *+5%* | *+4%* | 369[1)] | 468 | *-21%* | *-21%* |
| **EBIT margin** | 10.0% | 9.6% | | | 7.4%[1)] | 9.4% | | |

1) Including MSEK -101 in one-offs related to the closure of dialyzer plants

### Gambro Renal Products second quarter 2004

**Revenues** showed a growth of 2% currency adjusted, flat in nominal terms. Growth for synthetic dialyzers continued to be strong as well as the growth for renal intensive care disposables. The sales trend was favorable in most markets except Germany, Middle East and Japan. Especially good growth was posted in the U.K. where several key contracts were signed in the area of hemodialysis including water treatment equipment. Good growth was also posted from Spain, Korea, Russia and the U.S., where the penetration of dialyzers in Gambro Healthcare clinics now is close to 100%. During the quarter China recorded success within the area of renal intensive care as well as hemodialysis, including an order for AK 95 hemodialysis machines to four key hospitals. Worth to mention is also a long-term contract covering five dialysis centers in Spain, signed during the quarter. Internal sales showed a currency adjusted growth of 4%, -1% in nominal terms, compared to the second quarter last year.

**Operating earnings margin (EBITDA)** for Gambro Renal Products was higher at 19.9% compared to 18.8% second quarter last year. The improved margin is due to a favorable product and market mix and a result of firm cost control.

The performance improvement program, *Simplicity*, is running according to plan. During the quarter two plants for production of cellulosic dialyzers in Germany and Japan were closed in accordance with the plan announced in the beginning of the year. The business areas' focus on World Class Manufacturing have showed results, an example; the production site for hemodialysis machines in Lund, Sweden, has kept 100% production service level 52 weeks in a row, all high quality machines have been delivered right on time.

During the second quarter a Federal Court of Australia found that a patent owned by Gambro relating to BiCart dry concentrate system is infringed by distribution in Australia of the Fresenius' biBag™ products and dialysis monitor systems when distributed in conjunction with the biBag™ product. The Court found in favor of Gambro and entered an order requiring Fresenius Medical Care Australia Pty. Ltd., to stop infringing activity and ordered an enquiry into the amount of damages due Gambro.

During the quarter Gambro Renal Products launched *Education Service* to provide an economically sound solution to customers in an area that is crucial to obtain quality of care and efficient management of a dialysis unit. In June the first Education Service course was held in Paris, for a group of 20 nurses and nurse managers.

## GAMBRO BCT

| MSEK | Q2 2004 | Q2 2003 | Nominal | Currency adjusted | Jan-June 2004 | Jan-June 2003 | Nominal | Currency adjusted |
|---|---|---|---|---|---|---|---|---|
| Revenues | 507 | 440 | +15% | +19% | 964 | 889 | +8% | +16% |
| EBITDA | 150 | 111 | +35% | +41% | 308 | 222 | +39% | +50% |
| EBITDA margin | 29.6% | 25.2% | | | 31.9% | 25.0% | | |
| EBIT | 102 | 66 | +55% | +64% | 217 | 130 | +67% | +81% |
| EBIT margin | 20.1% | 15.0% | | | 22.5% | 14.6% | | |
| Navigant Biotechnologies, expenses | 19 | 39 | | | 31 | 77 | | |

### Gambro BCT second quarter 2004

**Revenues** were very strong for the quarter, reaching 19% currency adjusted growth (+15% in nominal values). Sales in the major markets U.S., UK, France, and Japan showed particularly good development. The inclusion of the sales of Ivex Pharmaceuticals, discussed below, had a positive impact on the revenue growth of about 3%-points in the quarter. The remaining revenue growth is primarily driven by Trima system disposable volume growth. Conversion of blood bank customers to the Trima System and the Trima Accel products are very favorable around the world. With Trima Accel, blood centers can collect more blood components, shorten donation times, and improve donor comfort.

Based on the performance in the first half of 2004, Gambro BCT projects a revenue growth in the range of 11-14% (currency adjusted and incl. Ivex) for the full year 2004, while maintaining strong profit performance. The outlook announced in the beginning of the year stated a revenue growth of about 8%.

**Earnings before depreciation and amortization (EBITDA)** for Gambro BCT increased 35% over the second quarter 2003, while the EBITDA margin reached 29.6% compared to 25.2% last year. The improvement is partly explained by lower expenses related to Navigant Biotechnologies and partly due to a favorable product mix, which improved the gross margins and contributed to the profitability increase.

As of May, Gambro BCT integrated the acquired company, Ivex Pharmaceuticals, UK, into its business. Ivex develops and manufactures sterile solutions for the pharmaceutical and medical device industry. The R&D and operations capabilities of Ivex will support Gambro BCT's future solution needs for automated whole blood processing and pathogen reduction technology in blood banks. Ivex Pharmaceutical's sales for 2003 were MGBP 7.6 (MSEK 100).

During the second quarter, blood centers in Mannheim, Germany and Valencia, Spain implemented the OrbiSac System for automated processing of buffy coat platelets. Baden Württemberg/Hessen - Red Cross in Mannheim is one of the largest blood centers in Germany that produces buffy coat platelets. This brings the number of blood centers using or validating OrbiSac in Europe to over 50 since its launch in late 2002.

In May, Gambro BCT launched a new technology for use in cellular therapies, Elutra. Elutra is a functionally closed system unparalleled in its ability to process cells from a wide variety of biological sources. Based upon an established and successful technological platform, there is a clear opportunity to leverage the new Elutra technology within the expanding market of cellular therapeutics. The initial application for Elutra will be monocyte enrichment for production of cancer vaccines by academic researchers and biotech companies.

Navigant Biotechnologies, Inc.

Navigant Biotechnologies continued with the development of technologies to improve the safety of transfused blood by reducing the pathogen load found in blood components. In July a clinical trial to determine the quality of platelets treated with Navigant Biotechnologies' technology was completed with good results. The study, conducted in human subjects, compared the recovery (the percentage of transfused platelets circulating after transfusion) and survival (the length of time the transfused platelets circulate in the recipient's bloodstream) of treated and untreated platelets. Results compared favorably to the data from published reports of clinically acceptable untreated platelet products. The results indicate that Navigant's PRT process for platelets would not significantly impact their clinical efficacy and hence their use would be similar to traditional platelet products while affording improved safety.

In the second quarter of 2004 MSEK 19 (MSEK 39) was invested in the technology. For the full year the company expects to spend about MUSD 10 (MSEK 75). The company continues to assess external funding opportunities.

## INVESTMENTS

| | Q2 | | Jan-June | | Full year |
|---|---|---|---|---|---|
| MSEK | **2004** | 2003 | **2004** | 2003 | 2003 |
| Gambro Healthcare | 132 | 223 | 236 | 370 | 973 |
| Gambro Renal Products | 245 | 275 | 432 | 540 | 1,115 |
| Gambro BCT | 58 | 57 | 115 | 115 | 282 |
| Total investments excluding acquisitions [1] | 435 | 555 | 783 | 1,025 | 2,370 |
| Acquisitions | 43 | 15 | 51 | 68 | 66 |
| Total investments gross | 478 | 570 | 834 | 1,093 | 2,436 |
| Less: Disposals | -23 | -25 | -35 | -47 | -180 |
| Total investment activities | 455 | 545 | 799 | 1,046 | 2,256 |
| 1) Of which is capitalized development expenditures | 39 | 28 | 71 | 54 | 134 |

Gambro Renal Products' investments largely refer to new production capacity for synthetic dialyzers in Germany. The extended production is expected to be ready and gradually ramped up from 2005, up to an additional capacity of 5 million dialyzers. Gambro Healthcare's investments largely refer to capacity expansions in existing and new clinics.

## PERSONNEL

The number of Gambro employees decreased by 27 during the second quarter. By the end of the period, the total number of employees amounted to 21,107 (21,320).

## PARENT COMPANY

Parent Company earnings before tax and appropriations amounted to MSEK 300 (330) for the first six months 2004. The Parent Company's liquid funds at the end of the period amounted to MSEK 44 (127).

## OTHER

Contingent assets and liabilities

A provision of MSEK 90 (MUSD 12) was recorded in the second quarter of 2004 for a guarantee issued for a loan from a bank to a developer/operator of dialysis clinics due to a lower than anticipated financial performance of the clinics, resulting in a default by the developer/operator in the payment of interest and principal to the lending bank. After the balance sheet date, the Company purchased the loan from the bank at face value (MUSD 25).

## AFTER THE BALANCE SHEET DATE

Gambro Healthcare US has reached a preliminary understanding with the US Department of Justice and other agencies of the U.S. government to resolve matters raised as a consequence of the subpoena received in June 2001. For further details see section "Subpoena" on page 6 in this report and a separate press released published by Gambro AB.

Stockholm, July 21, 2004

Sören Mellstig
President and CEO

*This report has not been subject to examination by the Company's auditors.*

## FOR FURTHER INFORMATION PLEASE CONTACT:

Lars Granlöf, SVP, CFO, tel. +46-8-613 65 00, +46 70 513 65 48
Karin Avasalu, VP, Corporate Communications, tel. +46 8 613 65 99, +46 70 513 65 99
Pia Irell, VP, Investor Relations, tel. +46 8 613 65 91, +46 70 513 65 91
Kevin Smith, President, Gambro Inc., Investor Relations U.S., tel. +1 303 231 4750

## PRESS MEETING (audiocast live at www.gambro.se)

Sören Mellstig, President and CEO will host a press meeting today at 11:00 (CET) to present the report and to discuss the preliminary understanding with the U.S. Department of Justice. The presentation will take place in "Olympia" at Salén Konferens & Matsalar, Norrlandsgatan 15, Stockholm. The meeting will be audiocasted live on Gambro's Swedish website www.gambro.se.

## ANALYST AND INVESTOR PRESENTATION

Sören Mellstig, President and CEO and Lars Granlöf, Senior Vice President and CFO will host an analyst and investor meeting to present the report and to discuss the preliminary understanding with the U.S. Department of Justice today at 13:00 (CET). The presentation will take place in "Olympia" at Salén Konferens & Matsalar, Norrlandsgatan 15, Stockholm.

## CONFERENCE CALL (audiocast live at www.gambro.com)

The company will also host a conference call and audiocast today, July 21 at 16:00 (CET). +44 (0)20 7162 0188 (if calling from Europe), +1 334 323 6203 (if calling from the U.S.). Regarding the audiocast, please find all related information on Gambro's web site: www.gambro.com.

GAMBRO

July 21, 2004

## CALENDAR 2004

| | |
|---|---|
| Oct. 21 | Nine-month report, January-September 2004 |

### ACCOUNTING PRINCIPLES

The Gambro group applies the recommendations issued by the Swedish Financial Accounting Standards Council and statements issued by their Emerging Issues Task Force.

From January 1, 2004, one new recommendation is applied in the consolidated financial statements; RR 29 Employee Benefits. It is disclosed in the Gambro Annual Report 2003, page 45. In the first quarter the one-off effect of MSEK 19; a result of the new accounting principle, was reported directly under equity in accordance with the recommendation's transition rules and RR 5 Reporting of Change of Accounting Principles. The application of the recommendation does not make a material change of the results. In accordance with the transition rules, the comparative figures have not been recalculated. The plan assets are now included in the net debt definition, which has a positive effect of MSEK 66 on net debt per January 1, 2004.

As from 2005 the Company will be reporting in accordance with International Financial Reporting Standards (IFRS, formerly IAS). Therefore the annual report for 2004 will be the final financial statement prepared in accordance with the recommendations of the Swedish Financial Accounting Standards Council. In the interim report for the first quarter of 2005 and in the annual report for 2005, the balance sheet and income statement for 2004 will be reconciled in accordance with IFRS and the Company's current accounting principles.

The Company is presently looking over reporting routines in order to collect the data needed for the IFRS accounting. During 2004 the Company will also gather information to be used for comparative figures in interim reports and the annual report for 2005. Introductory training of the employees involved has started and will be completed on an on-going basis throughout 2004. The company also intends to provide further information to the stock market and analysts during the last quarter of 2004 as to the effects on the Company's accounting once the IFRS recommendations are introduced.

GAMBRO

July 21, 2004

# GAMBRO GROUP INCOME STATEMENT

| MSEK | Q2 2004 | Q2 2003 | Jan-June 2004 | Jan-June 2003 | July 2003-June 2004 | Full year 2003 |
|---|---|---|---|---|---|---|
| **Revenues** | **6,713** | **6,527** | **13,078** | **13,036** | **26,175** | **26,133** |
| Cost of sales | -4,931 | -4,765 | -9,590 | -9,522 | -19,364 | -19,296 |
| **Gross earnings** | **1,782** | **1,762** | **3,488** | **3,514** | **6,811** | **6,837** |
| Operating expenses 1) | -3,910 | -1,320 | -5,242 | -2,652 | -7,846 | -5,256 |
| **Operating earnings** (EBIT) 2) | **-2,128** | **442** | **-1,754** | **862** | **-1,035** | **1,581** |
| Financial items, net | 2 | 51 | -46 | -6 | -91 | -51 |
| **Earnings before tax** (EBT) | **-2,126** | **493** | **-1,800** | **856** | **-1,126** | **1,530** |
| Taxes 3) 4) | 232 | -277 | 11 | -486 | 456 | -41 |
| Minority Interest | -22 | -17 | -39 | -33 | -73 | -67 |
| **Net income** | **-1,916** | **199** | **-1,828** | **337** | **-743** | **1,422** |
| 1) Including a nonrecurring charge to provide for the settlement with the U.S. Department of Justice | -2,672 | | -2,672 | | -2,672 | |
| 2) Earnings before depreciation and amortization (EBITDA) | -1,455 | 1,100 | -418 | 2,206 | 1,710 | 4,334 |
| 3) Including a nonrecurring reversal of tax provisions | | | | | 894 | 894 |
| 4) Including a nonrecurring positive effect on the tax, due to 1) | 491 | | 491 | | 491 | |
| Amortization, goodwill | -216 | -220 | -424 | -464 | -871 | -911 |
| Depreciation, other assets | -457 | -438 | -912 | -880 | -1,874 | -1,842 |
| | -673 | -658 | -1,336 | -1,344 | -2,745 | -2,753 |
| Earnings per share before and after dilution (SEK) | -5.56 6) | 0.58 | -5.30 6) | 0.98 | -2.16 5) 6) | 4.13 5) |
| Goodwill amortization per share (SEK) | -0.63 | -0.64 | -1.23 | -1.35 | -2.53 | -2.64 |
| Earnings per share pre goodwill amortization (SEK) | -4.93 6) | 1.21 | -4.07 6) | 2.32 | 0.37 5) 6) | 6.77 5) |

5) Including nonrecurring tax gain, MSEK 894, SEK 2.59 per share

6) Including nonrecurring items; a charge to provide for a settlement with the U.S. Department of Justice, SEK -6.33 per share

Average and total number of shares outstanding 344,653,288 (before and after dilution) of which:
Series A: 250,574,090
Series B: 94,079,198
(Same number of outstanding shares for all periods)

## Exchange rates

| (SEK) | Closing rate 2004 Q2 | Closing rate 2003 Q2 | Average rate 2004 Q1 | 2004 Q2 | 2004 YTD | 2003 Q1 | 2003 Q2 | 2003 Q3 | 2003 Q4 | 2003 Full year | 2003 YTD |
|---|---|---|---|---|---|---|---|---|---|---|---|
| USD-rate | 7.53 | 8.04 | 7.35 | 7.59 | 7.47 | 8.56 | 8.08 | 8.13 | 7.59 | 8.09 | 8.32 |
| EUR-rate | 9.15 | 9.19 | 9.18 | 9.15 | 9.17 | 9.18 | 9.14 | 9.17 | 8.99 | 9.12 | 9.16 |

GAMBRO.

July 21, 2004

# QUARTERLY DATA PER SEGMENT

| | 2004 | | | 2003 | | | | |
|---|---|---|---|---|---|---|---|---|
| MSEK | Q1 | Q2 | Total | Q 1 | Q 2 | Q 3 | Q 4 | Total |
| **Revenues** | | | | | | | | |
| Gambro Healthcare | 3,747 | 3,982 | 7,729 | 3,942 | 3,869 | 4,052 | 3,838 | 15,701 |
| Gambro Renal Products | 2,448 | 2,538 | 4,986 | 2,435 | 2,536 | 2,435 | 2,505 | 9,911 |
| Gambro BCT | 457 | 507 | 964 | 449 | 440 | 444 | 451 | 1,784 |
| Intra-group | -287 | -314 | -601 | -317 | -318 | -330 | -298 | -1,263 |
| **Total Revenues** | **6,365** | **6,713** | **13,078** | **6,509** | **6,527** | **6,601** | **6,496** | **26,133** |
| **Operating earnings - before depr. (EBITDA)** | | | | | | | | |
| Gambro Healthcare | 597 | 670 | 1,267 | 611 | 600 | 668 | 641 | 2,520 |
| Gambro Renal Products | 364[3)] | 505 | 869 | 465 | 475 | 434 | 323[2)] | 1,697 |
| Gambro BCT | 158 | 150 | 308 | 111 | 111 | 117 | 103 | 442 |
| Nonrecurring items[5)] | | -2,672 | -2,672 | | | | | |
| Other | -82 | -108 | -190 | -81 | -86 | -71 | -87 | -325 |
| **Total operating earnings - before depr. (EBITDA)** | **1,037** | **-1,455** | **-418** | **1,106** | **1,100** | **1,148** | **980** | **4,334** |
| margin % | **16.3%** | **-21.7%** | **-3.2%** | **17.0%** | **16.9%** | **17.4%** | **15.1%** | **16.6%** |
| margin %, excl nonrecurring items | **16.3%** | **18.1%** | **17.2%** | **17.0%** | **16.9%** | **17.4%** | **15.1%** | **16.6%** |
| **Depreciation and amortization** | | | | | | | | |
| Gambro Healthcare | -365 | -370 | -735 | -393 | -377 | -400 | -372 | -1,542 |
| Gambro Renal Products | -250 | -250 | -500 | -241 | -231 | -237 | -301[2)] | -1,010 |
| Gambro BCT | -43 | -48 | -91 | -47 | -45 | -46 | -43 | -181 |
| Other | -5 | -5 | -10 | -5 | -5 | -5 | -5 | -20 |
| **Total depreciation and amortization** | **-663** | **-673** | **-1,336** | **-686** | **-658** | **-688** | **-721** | **-2,753** |
| **Operating earnings - after depr. (EBIT)** | | | | | | | | |
| Gambro Healthcare | 232 | 300 | 532 | 218 | 223 | 268 | 269 | 978 |
| Gambro Renal Products | 114[3)] | 255 | 369 | 224 | 244 | 197 | 22[2)] | 687 |
| Gambro BCT | 115 | 102 | 217 | 64 | 66 | 71 | 60 | 261 |
| Nonrecurring items[5)] | | -2,672 | -2,672 | | | | | |
| Other | -87 | -113 | -200 | -86 | -91 | -76 | -92 | -345 |
| **Total EBIT** | **374** | **-2,128** | **-1,754** | **420** | **442** | **460** | **259** | **1,581** |
| margin % | **5.9%** | **-31.7%** | **-13.4%** | **6.4%** | **6.8%** | **7.0%** | **4.0%** | **6.0%** |
| margin %, excl. nonrecurring items | **5.9%** | **8.1%** | **7.0%** | **6.4%** | **6.8%** | **7.0%** | **4.0%** | **6.0%** |
| **Financial net** | | | | | | | | |
| Interest net | -46 | 8[4)] | -38 | -64 | -39 | -50 | -59 | -212 |
| Other financial items | -2 | -6 | -8 | 7 | 90[1)] | 42 | 22 | 161 |
| **Financial net** | **-48** | **2** | **-46** | **-57** | **51** | **-8** | **-37** | **-51** |
| **Earnings before tax (EBT)** | **326** | **-2,126** | **-1,800** | **363** | **493** | **452** | **222** | **1,530** |

1) Including MSEK 80 in positive effects from transactions to lock in long-term interest rates differentials, which resulted in realized interest rates differentials as well as currency gains.
2) EBITDA includes MSEK 65 in one-off costs related to the closure of two plants and other improvement costs MSEK 70 in one-off costs for patent issues and bad debts and related costs in Brazil. In addition EBIT includes MSEK 55 in write-off (depreciation) related to the closure of the two plants.
3) EBITDA and EBIT includes MSEK 101 in one-off costs related to the closure of two plants.
4) Including MSEK 54 in accrued interests income from MacGREGOR (from 1998 until June 2004), previously not recognized, (see note 36 in Gambro Annual Report 2003).
5) Including MSEK 2,672 to provide for the settlement with the U.S. Department of Justice.

# QUARTERLY DATA PER SEGMENT (cont.)

| | 2004 | | | 2003 | | | | |
|---|---|---|---|---|---|---|---|---|
| MSEK | Q1 | Q2 | Total | Q 1 | Q 2 | Q 3 | Q 4 | Total |
| **Assets** | | | | | | | | |
| Gambro Healthcare | 17,128 | 16,659 | | 19,061 | 18,171 | 17,376 | 16,652 | |
| Gambro Renal Products | 11,518 | 11,610 | | 11,681 | 11,951 | 11,449 | 11,198 | |
| Gambro BCT | 1,498 | 1,610 | | 1,464 | 1,440 | 1,389 | 1,409 | |
| Eliminations | -191 | -209 | | -211 | -212 | -220 | -199 | |
| **Total segment assets** | **29,953** | **29,670** | | **31,995** | **31,350** | **29,994** | **29,060** | |
| Other | 735 | 858 | | 559 | 728 | 714 | 1,427 | |
| Shares and participations | 125 | 119 | | 107 | 112 | 131 | 127 | |
| Deferred and current tax assets | 1,294 | 1,791 | | 1,429 | 1,251 | 1,209 | 1,448 | |
| Liquid assets | 671 | 454 | | 690 | 621 | 442 | 482 | |
| Interest bearing receivables | 1,236[2] | 1,286[2] | | 979[2] | 681[2] | 1,121[2] | 1,568[2] | |
| **Total assets** | **34,014** | **34,178** | | **35,759** | **34,743** | **33,611** | **34,112** | |
| **Liabilities** | | | | | | | | |
| Gambro Healthcare | 1,706 | 1,757 | | 1,771 | 1,658 | 1,727 | 1,633 | |
| Gambro Renal Products | 2,292 | 2,244 | | 2,144 | 2,211 | 2,000 | 2,611 | |
| Gambro BCT | 172 | 234 | | 162 | 159 | 174 | 211 | |
| Eliminations | -191 | -209 | | -211 | -212 | -220 | -199 | |
| **Total segment liabilities** | **3,979** | **4,026** | | **3,866** | **3,816** | **3,681** | **4,256** | |
| Other[1] | 787 | 3,465 | | 801 | 942 | 798 | 761 | |
| Shareholders' equity[1] | 20,134 | 17,806 | | 19,476 | 19,124 | 19,016 | 19,756 | |
| Minority interests | 157 | 157 | | 153 | 154 | 151 | 143 | |
| Provisions for taxes and tax liabilities | 1,263 | 1,405 | | 1,788 | 1,773 | 1,825 | 1,345 | |
| Interest bearing liabilities incl. pensions | 7,694 | 7,319 | | 9,675 | 8,934 | 8,140 | 7,851 | |
| **Total shareholders' equity and liabilities** | **34,014** | **34,178** | | **35,759** | **34,743** | **33,611** | **34,112** | |
| **Investments gross** | | | | | | | | |
| Gambro Healthcare | 112 | 136 | 248 | 194 | 224 | 298 | 304 | 1,020 |
| Gambro Renal Products | 187 | 246 | 433 | 271 | 289 | 264 | 310 | 1,134 |
| Gambro BCT | 57 | 96 | 153 | 58 | 57 | 69 | 98 | 282 |
| **Total investments gross** | **356** | **478** | **834** | **523** | **570** | **631** | **712** | **2,436** |
| **Revenues by market** | | | | | | | | |
| Europe, Africa and Middle East | 1,998 | 2,083 | 4,081 | 1,922 | 2,041 | 1,893 | 1,996 | 7,852 |
| United States | 3,868 | 4,101 | 7,969 | 4,102 | 3,980 | 4,181 | 3,955 | 16,218 |
| Americas (excl. USA), Asia and Pacific | 499 | 529 | 1,028 | 485 | 506 | 527 | 545 | 2,063 |
| **Total** | **6,365** | **6,713** | **13,078** | **6,509** | **6,527** | **6,601** | **6,496** | **26,133** |
| **Assets by market** | | | | | | | | |
| Europe, Africa and Middle East | 11,363 | 11,563 | | 11,349 | 11,542 | 11,112 | 11,213 | |
| United States | 16,561 | 16,161 | | 18,585 | 17,731 | 16,831 | 15,962 | |
| Americas (excl. USA), Asia and Pacific | 2,029 | 1,946 | | 2,061 | 2,077 | 2,051 | 1,885 | |
| **Total segment assets** | **29,953** | **29,670** | | **31,995** | **31,350** | **29,994** | **29,060** | |
| **Investments gross by market** | | | | | | | | |
| Europe, Africa and Middle East | 178 | 279 | 457 | 239 | 264 | 342 | 422 | 1,267 |
| United States | 136 | 160 | 296 | 239 | 239 | 239 | 239 | 956 |
| Americas (excl. USA), Asia and Pacific | 42 | 39 | 81 | 45 | 67 | 50 | 51 | 213 |
| **Total investments gross** | **356** | **478** | **834** | **523** | **570** | **631** | **712** | **2,436** |
| 1) Prior periods restated for equity swaps. Liabilities have increased and shareholders equity decreased | | | | 353 | 177 | 160 | | |

2) Incl. effects of currency forward contracts to lock in favorable interest rates differentials. The forward contracts, recorded as interest bearing receivables, amounts to (MSEK): 04/Q2: 939; 04/Q1: 887; 03/Q4: 1,279; 03/Q3: 840, 03/Q2: 400, 03/Q1: 705

GAMBRO.

July 21, 2004

# GAMBRO GROUP BALANCE SHEET

| MSEK | June 30 2004 | June 30 2003 | December 31 2003 |
|---|---|---|---|
| ASSETS | | | |
| **Fixed assets** | | | |
| Intangible assets [1] | 11,706 | 13,218 | 11,673 |
| Tangible assets | 7,884 | 7,987 | 7,868 |
| Shares and participations | 119 | 112 | 127 |
| Long-term receivables | 3,109 | 2,253 | 3,014 |
| **Total fixed assets** | **22,818** | **23,570** | **22,682** |
| **Current assets** | | | |
| Inventories | 2,580 | 2,633 | 2,349 |
| Trade receivables | 6,186 | 6,126 | 6,096 |
| Other current receivables | 2,140 | 1,793 | 2,503 |
| Liquid assets | 454 | 621 | 482 |
| **Total current assets** | **11,360** | **11,173** | **11,430** |
| **TOTAL ASSETS** | **34,178** | **34,743** | **34,112** |
| SHAREHOLDERS' EQUITY AND LIABILITIES | | | |
| Shareholders' equity [2] | 17,806 | 19,124 [3] | 19,756 |
| Minority interests | 157 | 154 | 143 |
| Provisions | 4,678 | 2,759 [3] | 2,094 |
| Long-term interest bearing liabilities | 4,053 | 6,150 | 4,299 |
| Current liabilities | 7,484 | 6,556 | 7,820 |
| **TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES** | **34,178** | **34,743** | **34,112** |
| NET DEBT | 5,579 | 7,632 | 5,801 |
| 1) Of which goodwill | 10,639 | 12,247 | 10,702 |

2) Total number of shares outstanding, 344,653,288 (of which Series A: 250,574,090, Series B: 94,079,198)

Shareholders' equity:

| | | | |
|---|---|---|---|
| Reported opening balance | 19,756 | 19,839 | 19,839 |
| Changed accounting principles | -19 | -205 | -205 |
| Adjusted opening balance | 19,737 | 19,634 | 19,634 |
| Net income | -1,828 | 337 | 1,422 |
| Translation difference | 202 | -496 | -1,045 |
| Change in provision for equity swaps | 74 | 28 | 124 |
| Dividend | -379 | -379 | -379 |
| Closing balance | 17,806 | 19,124 | 19,756 |

3) MSEK 177 has been reclassified from shareholders' equity to provisions to reflect changed accounting principles for equity swaps.

GAMBRO

July 21, 2004

# CASH FLOW STATEMENT

| MSEK | January-June 2004 | January-June 2003 | Full year 2003 |
|---|---|---|---|
| *Operating activities* | | | |
| Earnings before tax | -1,800 | 856 | 1,530 |
| *Adjustment for non-cash items* | | | |
| Depreciation, amortizations and write-downs | 1,336 | 1,344 | 2,753 |
| Provisions | 2,755[1)] | 28 | 65 |
| Unrealized interests and exchange gains/losses | 3 | 270 | -147 |
| Capital gains/losses | -82 | 0 | -43 |
| Undistributed earnings in associated companies | 0 | 1 | 2 |
| Income taxes paid | -249 | -310 | -524 |
| Cash flow from current operations before changes in operating capital | 1,963 | 2,189 | 3,636 |
| Changes in operating capital: | | | |
| Inventories | -190 | -168 | 9 |
| Receivables | 277 | -758 | -690 |
| Liabilities | -257 | 462 | 697 |
| **Cash flow from operating activities** | 1,793 | 1,725 | 3,652 |
| *Investment activities* | | | |
| Investments in financial fixed assets | -51 | -34 | -32 |
| Disposals of financial fixed assets | 92 | 0 | 80 |
| Investments in intangible fixed assets | -141 | -159 | -349 |
| Disposals of intangible fixed assets | 0 | 6 | 43 |
| Investments in tangible fixed assets | -642 | -900 | -2,055 |
| Disposals of tangible fixed assets | 25 | 41 | 100 |
| **Cash flow from investment activities** | -717 | -1,046 | -2,213 |
| *Financing activities* | | | |
| Change in loans | -662 | -227 | -1,102 |
| Dividend paid | -379 | -379 | -379 |
| **Cash flow from financing activities** | -1,041 | -606 | -1,481 |
| Cash flow this period | -35 | 73 | -42 |
| Liquid assets, opening balance | 482 | 563 | 563 |
| Currency effect in liquid assets | 7 | -15 | -39 |
| Liquid assets at closing balance | 454 | 621 | 482 |

## Reconciliation between cash flow statement and operating cash flow

| | | | |
|---|---|---|---|
| Cash flow from operating activities | 1,793 | 1,725 | 3,652 |
| Add back: Provisions and unrealized exchange gains/losses etc | -2,758 | -298 | 76 |
| Add back: Nonrecurring items | 2,672 | | |
| Add back: Income taxes paid | 249 | 310 | 524 |
| Add back: Change in operating capital | 170 | 464 | -16 |
| Change in operating working capital | -478 | -641 | -266 |
| Cash flow from investment activities | -717 | -1,046 | -2,213 |
| Add back: Acquisitions/divestitures net | 49 | 68 | -3 |
| **Operating cash flow** | **980** | **582** | **1,754** |

1) Including MSEK 2,672 to provide for the settlement with the U.S. Department of Justice.

GAMBRO®

July 21, 2004

# FIVE-YEAR SUMMARY

| MSEK | Jan-June 2004 | Jan-June 2003[3,4] | 2003[4] | 2002[3,4] | 2001[4] | 2000[4] | 1999[4] |
|---|---|---|---|---|---|---|---|
| **Income statement** | | | | | | | |
| Revenues | 13,078 | 13,036 | 26,133 | 27,574 | 26,720 | 22,245 | 19,743 |
| Earnings before interest, taxes depreciation and amortization (EBITDA) | -418 | 2,206 | 4,334 | 4,501 | 3,305 | 3,983 | 4,313 |
| EBITDA margin, % | -3.2 | 16.9 | 16.6 | 16.3 | 12.4 | 17.9 | 21.8 |
| Earnings before interest and taxes (EBIT) | -1,754 | 862 | 1,581 | 1,594 | 281 | 204 | 2,304 |
| EBIT margin, % | -13.4 | 6.6 | 6.0 | 5.8 | 1.1 | 0.9 | 11.7 |
| Earnings before tax (EBT) | -1,800 | 856 | 1,530 | 1,063 | -193 | -527 | 1,893 |
| Net income | -1,828 | 337 | 1,422 | 612 | -422 | 982 | 1,605 |
| **Balance sheet** | | | | | | | |
| Total assets | 34,178 | 34,743 | 34,112 | 36,019 | 40,151 | 36,664 | 33,920 |
| Net debt | 5,579 | 7,632 | 5,801 | 8,369 | 9,434 | 7,275 | 4,632 |
| Shareholders' equity | 17,806 | 19,124 | 19,756 | 19,634 | 22,571 | 21,897 | 19,655 |
| **Cash flow analysis** | | | | | | | |
| Investments in fixed assets, net | -750 | -978 | -2,259 | -2,994 | -2,465 | -1,741 | -1,529 |
| Operating cash flow [1] | 980[5] | 582 | 1,754 | 1,540 | -11[2] | 1,103 | 2,048 |
| Change in net debt | 222 | 737 | 2,568 | 1,065 | -2,159 | -2,643 | -2,390 |
| **Key ratios** | | | | | | | |
| Return on shareholders' equity, % | -19.5 | 3.5 | 7.2 | 2.9 | -1.9 | 4.7 | 8.6 |
| Return on total capital, % | -9.3 | 5.8 | 5.8 | 4.6 | 1.6 | 0.9 | 7.4 |
| Return on capital employed, % | -12.0 | 7.1 | 7.1 | 5.6 | 2.0 | 1.2 | 10.8 |
| Interest coverage ratio | -7.7 | 4.2 | 4.1 | 2.6 | 0.8 | 0.4 | 4.1 |
| Solidity (equity/assets ratio), % | 53 | 55 | 58 | 55 | 57 | 60 | 59 |
| **Per share data** | | | | | | | |
| Earnings per share, SEK | -5.30 | 0.98 | 4.13 | 1.78 | -1.22 | 2.85 | 4.66 |
| Operating cash flow per share, SEK[1] | 2.84[5] | 1.69 | 5.09 | 4.47 | -0.03[2] | 3.20 | 5.94 |
| Shareholders' equity per share, SEK | 52 | 55 | 57 | 57 | 65 | 64 | 57 |
| Net asset value per share, SEK | 52 | 55 | 57 | 57 | 65 | 64 | 57 |
| Dividend per share, SEK | 1.10 | 1.10 | 1.10 | 1.10 | 1.10 | 1.10 | 1.10 |
| Total return, Gambro share, % | 23.7 | 12.0 | 26.2 | -24.9 | -0.5 | -10.7 | -11.0 |
| Direct yield, % | 1.5 | 2.1 | 1.8 | 2.3 | 1.7 | 1.6 | 1.4 |
| Market value/net profit (p/e-ratio) | neg | 27 | 14 | 27 | neg | 23 | 17 |
| Market value/shareholders equity | 140 | 96 | 104 | 83 | 100 | 102 | 135 |
| Average and total number of shares outstanding 344,653,288 for all periods | | | | | | | |
| **Statistical data** | | | | | | | |
| Average number of employees | 21,209 | 21,215 | 21,273 | 20,804 | 19,534 | 17,999 | 17,354 |
| Wages, salaries and remuneration, incl. social security contribution | 4,541 | 4,524 | 8,961 | 9,406 | 9,122 | 7,191 | 6,265 |

1) Cash flow before acquisitions and taxes

2) Exclusive capital gain on sale of Thoratec shares.

3) Restated to reflect changed accounting principles for equity swaps

4) The accounting principles have been changed but the historical values have not been re-calculated.

GAMBRO®

July 21, 2004

## DEFINITIONS

**Non-acquired growth:** Treatment growth in existing clinics and programs including denovo clinics. (Before used "same-store growth" which only included existing clinics and satellite denovos rather than all denovos.)

**Net debt:** Interest bearing provisions and liabilities, pension provisions included, less interest bearing receivables, including plan assets and liquid funds.

**Return on shareholders' equity:** Net income expressed as a percentage of average shareholders' equity.

**Return on total capital:** Earnings after financial items, plus interest expenses and exchange losses attributable to loans, expressed as a percentage of average total assets.

**Return on capital employed:** Earnings after financial items, plus interest expenses and exchange losses attributable to loans, expressed as a percentage of average total assets, less non-interest bearing operating liabilities, including deferred tax liabilities.

**Interest coverage ratio:** Earnings after financial items, plus interest expenses and exchange losses attributable to loans, divided by the sum of interest expenses and exchange losses attributable loans. Financial items include dividends received from associated companies rather than earnings participations in these companies.

## GAMBRO MEDICAL OUTCOMES

| | | 2004 | | 2003 | | | |
|---|---|---|---|---|---|---|---|
| **Kt/V** | | **Q2** | Q1 | Q4 | Q3 | Q2 | Q1 |
| **U.S.** | Kt/V average | 1.50 | 1.50 | 1.52 | 1.50 | 1.49 | 1.49 |
| | Kt/V ≥1.2 (%) | 89 | 89 | 90 | 89 | 88 | 89 |
| **Europe** | Kt/V average | 1.48 | 1.48 | 1.49 | 1.47 | 1.46 | 1.45 |
| | Kt/V ≥1.2 (%) | 90 | 89 | 88 | 86 | 87 | 86 |

Kt/V is one method of assessing the dose of dialysis delivered. Most national standards recommend a minimum acceptable target for Kt/V of 1.2 in a thrice-weekly dialysis schedule.

| | 2004 | | 2003 | | | |
|---|---|---|---|---|---|---|
| **Hemoglobin ≥ 11g/dl, %** | **Q2** | Q1 | Q4 | Q3 | Q2 | Q1 |
| **U.S.** | 85 | 82 | 81 | 80 | 81 | 80 |
| **Europe** | 74 | 74 | 74 | 71 | 71 | 70 |

Hemoglobin is the iron-containing protein in red blood cells that transports oxygen in the body. Hemoglobin is used as a marker of anemia management. The current target for hemoglobin in dialysis patients according to DOQI guidelines is 11-12 g/dl. An anemia management program was started during 2002 in the U.S. and has been a major value add to patient treatment and improved the Hemoglobin level. Gambro Healthcare's anemia management efforts are focused on improving patient's hemoglobin levels especially those that are below 11 g/dl.

| | 2004 | | 2003 | | | |
|---|---|---|---|---|---|---|
| **Albumin ≥3.5 g/dl, %** | **Q2** | Q1 | Q4 | Q3 | Q2 | Q1 |
| **U.S.** | 77 | 77 | 77 | 77 | 78 | 77 |
| **Europe** | 90 | 90 | 89 | 90 | 89 | 88 |

Albumin is the major plasma protein responsible for much of the plasma colloid osmotic pressure, as it cannot pass the wall of blood vessels. In dialysis patients, serum albumin is used as a marker of nutrition but also of inflammation. A serum albumin concentration of >3.5 g/dl is generally defined as adequate, although the target value depends on the analysis method used.

*Above data is only including hemodialysis patients (not peritoneal dialysis patients).*